UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

14888D 10 9
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 624,985 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 624,985 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,985 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 190,286 shares of Common Stock currently issuable upon the exercise of certain Convertible Notes (defined below) held by BVF. The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Convertible Notes owned by BVF would be fully exercised, and the remaining Convertible Notes held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the Convertible Notes held by BVF to acquire 190,286 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation. As such, BVF holds Convertible Notes to acquire 159,676 additional shares which are excluded from the table above as a result of the 9.99% limitation.

The Reporting Persons may choose to exercise the Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 250,172 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 250,172 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,172 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Excludes 201,416 shares of Common Stock currently issuable upon the exercise of certain Convertible Notes (defined below) held by BVF 2. The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Convertible Notes owned by BVF would be fully exercised, and the remaining Convertible Notes held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the Convertible Notes held by BVF to acquire 190,286 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Excludes 66,826 shares of Common Stock currently issuable upon the exercise of certain Convertible Notes (defined below) held by Trading Fund OS. The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Convertible Notes owned by BVF would be fully exercised, and the remaining Convertible Notes held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the Convertible Notes held by BVF to acquire 190,286 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

1	NAME OF REPORTING PERSON BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Excludes 66,826 shares of Common Stock currently issuable upon the exercise of certain Convertible Notes (defined below) held by Trading Fund OS. The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Convertible Notes owned by BVF would be fully exercised, and the remaining Convertible Notes held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the Convertible Notes held by BVF to acquire 190,286 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,161,234 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,161,234 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,234 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes 190,286 shares of Common Stock currently issuable upon the exercise of certain Convertible Notes (defined below) held by BVF, and excludes 660,468 shares of Common Stock issuable upon the exercise of certain Convertible Notes. The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Convertible Notes owned by BVF would be fully exercised, and the remaining Convertible Notes held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the Convertible Notes held by BVF to acquire 190,286 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,161,234 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,161,234 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,234 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes 190,286 shares of Common Stock currently issuable upon the exercise of certain Convertible Notes (defined below) held by BVF, and excludes 660,468 shares of Common Stock issuable upon the exercise of certain Convertible Notes. The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Convertible Notes owned by BVF would be fully exercised, and the remaining Convertible Notes held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the Convertible Notes held by BVF to acquire 190,286 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,161,234 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,161,234 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,234 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 190,286 shares of Common Stock currently issuable upon the exercise of certain Convertible Notes (defined below) held by BVF, and excludes 660,468 shares of Common Stock issuable upon the exercise of certain Convertible Notes. The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Convertible Notes owned by BVF would be fully exercised, and the remaining Convertible Notes held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the Convertible Notes held by BVF to acquire 190,286 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to exercise the Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99% limitation.

Item 1(a).	Name of Issuer:

Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

260 Littlefield Ave.
South San Francisco, California 94080

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

14888D 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

Effective on December 31, 2015, the Reporting Persons held 7,818,430 convertible notes exercisable for an aggregate of approximately 850,752 shares of Common Stock (the “Convertible Notes”). The Convertible Notes may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the Convertible Notes owned by each of BVF2, Trading Fund OS and the Partners Management Accounts would not be exercised, and the Convertible Notes held by BVF would only be exercised to acquire 190,286 shares of Common Stock which would bring the Reporting Persons to the aggregate 9.99% limitation. BVF holds Convertible Notes to acquire 159,676 additional shares which are excluded herein as a result of the 9.99% limitation.

As of the close of business on December 31, 2015 (i) BVF beneficially owned 624,985 shares of Common Stock, including 190,286 shares of Common Stock issuable upon the exercise of Convertible Notes held by it, and excluding 159,676 shares of Common Stock issuable upon the exercise of Convertible Notes held by it (ii) BVF2 beneficially owned 250,172 shares of Common Stock, excluding 201,416 shares of Common Stock issuable upon the exercise of Convertible Notes held by it and (iii) Trading Fund OS beneficially owned 0 shares of Common Stock, excluding 66,826 shares of Common Stock issuable upon the exercise of Convertible Notes held by it.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 0 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,161,234 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners management accounts (the “Partners Management Accounts”), including 286,077 shares of Common Stock held in the Partners Management Accounts, excluding 232,548 shares of Common Stock issuable upon the exercise of Convertible Notes held within the Partners Management Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,161,234 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,161,234 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Management Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 11,427,983 shares of Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 5, 2015 and assumes the additional issuance of shares on the exercise of the Convertible Notes.

As of the close of business on December 31, 2015 (i) BVF beneficially owned approximately 5.4% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.2% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned 0% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own 0% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (approximately 2.5% of which is held in the Partners Management Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Management Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President

MARK N. LAMPERT
BIOTECHNOLOGY VALUE FUND II, L.P.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President